Exhibit 99.1
FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 44% growth in Net Income and 41% growth in Total Revenue
Results for the quarter and year ended March 31, 2007 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA – April 20, 2007 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its fourth fiscal quarter and year ended March 31, 2007.
Highlights
Results for the year ended March 31, 2007
➢	Total Revenue was Rs. 149.43 billion ($3.47 billion1), representing an increase of 41% over the same period last year.

➢	Net Income was Rs. 29.17 billion ($677 million1), representing an increase of 44% over the same period last year.

➢	Global IT Services and Products Revenue crossed Rs. 100 billion mark and was Rs.110.74 billion ($2.57 billion1), representing an increase of 38% over the same period last year.

➢	Enterprise Solutions Business in Global IT Services segment crossed landmark of $1 billion of annual Revenue and Finance Solutions Business crossed $500 million of annual Revenue

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 26.53 billion ($615 million1), representing an increase of 37% over the same period last year

➢	Global IT Services and Products added 197 new clients during the year

➢	Revenue from our India, Middle East and Asia Pacific business crossed $500 million

➢	Board of Directors recommend a final cash dividend of Rs. 1 ($0.021) per share/ADS, subject to shareholder approval in the Annual General Meeting scheduled in July 2007. This, coupled with interim dividend of Rs. 5 ($0.121) per share, will take total dividend to Rs. 6 ($0.141) per share
Results for the quarter ended March 31, 2007
➢	Total Revenue was Rs. 43.34 billion ($1 billion1), representing an increase of 42% over the same period last year.

➢	Net Income was Rs. 8.61 billion ($200 million1), representing an increase of 44% over the same period last year.

➢	Global IT Services and Products Revenue was Rs. 30.42 billion ($706 million1), representing an increase of 32% over the same period last year.

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 7.13 billion ($165 million1), representing an increase of 26% over the same period last year

➢	Global IT Services and Products added 44 new clients during the quarter.
Performance for the Year ended March 31, 2007 and Outlook for our Quarter ending June 30, 2007

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 30, 2007, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.43.10. However, the realized exchange rate in our Global IT Services and Products business segment for the quarter ended March 31, 2007 was US$1=Rs. 44.04.

Azim Premji, Chairman of Wipro, commenting on the results said “All our business segments contributed to the strong growth in Revenues and Profits during FY2006-07. During the year, we completed strategic acquisitions, expanded local sales foot-print, built deeper domain skills and sharpened our account management focus. We enhanced our Global Delivery capabilities through centres in Romania, Brazil and Portugal. Encouraged by our early success, we launched more projects under the Quantum Innovation Umbrella that are focused on creating non-linear growth opportunities, superior delivery structures and new business opportunities. Our Indian IT Services & Products Business, Our Consumer Care & Lighting Business and our Infrastructure Engineering Business also delivered industry leading growth rates. Given the exciting prospects in all our business segments, we look forward to 2007-08 and beyond with excitement. Looking ahead, for the quarter ending June 2007, we expect our Revenue from our Global IT services business to be approximately $711 million.”
Suresh Senapaty, Chief Financial Officer, said “During the quarter ended March 31 2007, we delivered Revenues of $690.7 million ahead of our guidance of $685 million. We continued to see robust growth momentum in our differentiated Services – Business Process Outsourcing (BPO), Enterprise Application Services and Technology Infrastructure Services. Increase in billing rates and improved profitability in our acquisitions and BPO significantly offset adverse impacts of Onsite wage hikes and exchange rate movement on profitability. Operating Margins of our acquisitions portfolio improved by more than 1100 basis points sequentially. We are happy to share that all our acquisitions have reported profits for the quarter ended March 31, 2007. For the full year FY07, we have delivered a margin of 24% in our Global IT business, in a narrow range of that of FY05-06, despite significant investments in acquisitions and sales & marketing.”
Wipro Limited
Total Revenue for our year ended March 31, 2007 was Rs.149.43 billion ($3.47 billion1), representing an increase of 41% over the same period last year. Net Income for our year ended March 31, 2007 was Rs. 29.17 billion ($677 million1), representing an increase of 44% over the same period last year. Earnings Per Share for our year ended March 31, 2007 were Rs. 20.44 ($0.471), representing an increase of 42% over the same period last year.
Total Revenue for our quarter ended March 31, 2007 was Rs. 43.34 billion ($1 billion1), representing an increase of 42% over the same period last year. Net Income for our quarter ended March 31, 2007 was Rs. 8.61 billion ($200 million1), representing an increase of 44% over the same period last year. Earnings Per Share for our quarter ended March 31, 2007 were Rs. 6.01 ($0.141), representing an increase of 42% over the same period last year.
Global IT Services and Products (74% of Total Revenue and 89% of Operating Income for our year ended March 31, 2007)
Our Global IT Services and Products business segment recorded Revenue of Rs. 110.74 billion2 ($2.57 billion1) for our year ended March 31, 2007, representing an increase of 38% over the same period last year. EBIT for this segment was Rs. 26.53 billion ($615 million1) for our year ended March 31, 2007, representing an increase of 37% over the same period last year.

2	Global IT Services and Products business segment Revenue was Rs. 110.95 billion for the year ended March 31, 2007 under the Indian GAAP. The difference of Rs. 203 million ($4.7 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

Our Operating Income to Revenue for this segment was 24.0% for our year ended March 31, 2007, representing a decrease of 10 basis points compared to the same period last year.
Return on Capital Employed (ROCE) for this segment was 56% for our year ended March 31, 2007, compared to 55% for the same period last year.
We had 67,818 employees in our Global IT Services and Products business as of March 31, 2007, which includes 50,354 employees in our IT Services and Products business and 17,464 employees in our BPO Services business.
During this quarter, Wipro Technologies launched a multi-media campaign around the theme of “Applied Innovation”. Applied Innovation is the ability to infuse newer ideas and newer ways of doing things into all parts of the organization, and improve business outcomes, often without major or disruptive change. It is a 360-degree business approach covering process, delivery, business and technology innovations that help Wipro to work collaboratively with clients for cost take-outs, speed to market and new business opportunities. This is expected to evolve into a global branding campaign in the coming fiscal.
New Business
Our Global IT Services and Products business added 44 new clients during the quarter, of which seven were Global 500 or Fortune 1000 companies, comprised of 22 new technology clients and 22 new enterprise clients.
Some of the major engagements we won include a multi-million dollar Managed Infrastructure Services contract from a global leader in semiconductor manufacturing, a large ORACLE CRM engagement from a Telecom major and an Enterprise Test Management contract for testing the Retail Banking applications from a leading bank in North America. We also won a BPO contract from a large, global Airline company. There has also been a significant traction in the retail space with 4 new clients being added including one of the Top ten global retailers.
Innovation
Wipro filed for 13 patents during the financial year and also filed more than 15 invention disclosures on behalf of its clients in the area of R&D services. Wipro BPO continues to grow strongly and this quarter saw the launch of its ‘Platform BPO’ solution during the recent Gartner Outsourcing Summit. Platform BPO helps enterprises increase business performance, optimize processes and enables end to end function outsourcing. We expect the Platform BPO approach to be a key differentiator for Wipro’s BPO offering.
Awards and Recognition
During the quarter Wipro won IQPC’s 2007 Global Excellence Awards including the best Global F&A Excellence Award and the Global BPO Industry Leader award. Wipro also won the Dale Carnegie ‘Global Leadership Award’ and topped the Most Admired Knowledge Enterprises (MAKE) Asia rankings.
India and Asia-Pac IT Services and Products (16% of Total Revenue and 7% of Operating Income for our year ended March 31, 2007)
Our India and Asia-Pac IT Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 23.86 billion ($554 million1) for our year ended March 31, 2007, representing an increase of 45% over the same period last year. EBIT for this segment was Rs. 2.04 billion ($47 million1) for our year ended March 31, 2007, representing an increase of 45% over the same period last year.

Our Operating Income to Revenue for this segment was 8.5% for our year ended March 31, 2007, which was flat compared to the same period last year. ROCE for this segment was 50% for our year ended March 31, 2007, compared to 69% for the same period last year.
Consumer Care and Lighting (5% of Total Revenue and 4% of Operating Income for our year ended March 31, 2007)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 7.56 billion ($175 million1) for our year ended March 31, 2007, representing an increase of 34% over the same period last year. EBIT for this segment was Rs. 1.07 billion ($25 million1) for our year ended March 31, 2007, representing an increase of 34% over the same period last year.
Our Operating Income to Revenue for this segment was 14.1% for our year ended March 31, 2007, representing a decrease of approximately 10 basis points compared to the same period last year. ROCE for this segment was 49% for our year ended March 31, 2007, compared to 71% for the same period last year.
Our results for the year ended March 31, 2007, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 1:30 p.m. Indian Standard Time (4:00 a.m. US Eastern Time) and at 7:30 p.m. Indian Standard Time (10:00 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

		As of March 31,
		2006		2007	2007
					Convenience
					translation
					into US$
	NOTE			(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents		Rs.	8,857.70	12,412.17	$287.99
Restricted cash			—	7,237.88	167.93
Investments in liquid and short-term mutual funds			30,315.25	32,410.43	751.98
Accounts receivable, net of allowances			20,593.11	28,466.58	660.48
Costs and earnings in excess of billings on contracts in progress			4,336.06	5,096.48	118.25
Inventories			2,064.61	4,150.37	96.30
Deferred income taxes			168.28	399.76	9.28
Other current assets			7,896.60	10,924.62	253.47

Total current assets			74,231.61	101,098.29	2,345.67
Property, plant and equipment, net			17,777.40	26,541.43	615.81
Investments in affiliates			1,043.09	1,241.79	28.81
Investments securities			13.17	357.32	8.29
Deferred income taxes			182.90	48.53	1.13
Intangible assets, net			854.33	2,670.84	61.97
Goodwill			7,480.85	12,697.71	294.61
Other assets			1,243.99	1,446.27	33.56

Total assets		Rs.	102,827.33	146,102.18	$3,389.84

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Borrowings from banks and foreign state instituitions		Rs.	704.56	2,892.77	$67.12
Current portion of long-term debt			—	28.99	0.67
Accounts payable			4,145.96	7,060.49	163.82
Accrued expenses			6,600.63	7,597.94	176.29
Accrued employee costs			4,425.13	5,186.57	120.34
Advances from customers			1,616.26	3,133.00	72.69
Other current liabilities			6,047.94	16,623.16	385.69

Total current liabilities			23,540.49	42,522.92	986.61
Long-term debt, excluding current portion			—	859.26	19.94
Deferred income taxes			127.46	482.03	11.18
Other liabilities			395.04	769.91	17.86

Total Liabilities			24,062.99	44,634.12	1,035.59

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized;
Issued and outstanding: 1,425,754,267, and 1,458,999,650 shares as of March 31, 2006, and March 31, 2007			2,851.51	2,918.00	67.70
Additonal paid-in capital			16,521.07	24,508.45	568.64
Deferred stock compensation			(2,202.42)	—	—
Accumulated other comprehensive income			433.70	93.77	2.18
Retained earnings			61,160.56	73,947.92	1,715.73
Equity Shares held by a controlled Trust:			(0.08)	(0.08)	(0.00)
7,869,060, and 7,961,760 shares as of March 31, 2006, and March 31, 2007

Total stockholders’s equity			78,764.34	101,468.06	2,354.25

Total liabilities and Stockholder’s equity		Rs.	102,827.33	146,102.18	$3,389.84

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

		Three months ended March 31,					Year ended March 31,
		2006		2007		2007	2006		2007		2007
						Convenience					Convenience
						translation					translation
						into US$					into US$
Revenues:	Note	(unaudited)		(unaudited)		(unaudited)			(unaudited)		(unaudited)

Global IT Services and Products
IT Services		Rs.	20,812.33	Rs.	27,718.38	$643.12	Rs.	73,061.33	Rs.	101,508.81	$2,355.19
BPO Services			2,079.06		2,639.03	61.23		7,664.23		9,412.80	218.39
India and AsiaPac IT Services and Products
Services			1,761.22		2,461.00	57.10		6,096.68		8,368.81	194.17
Products			3,535.13		5,338.61	123.87		10,380.40		15,519.67	360.09
Consumer Care and Lighting			1,483.29		2,107.17	48.89		5,625.04		7,558.50	175.37
Others			870.47		3,080.93	71.48		3,279.20		7,062.74	163.87
Total			30,541.50		43,345.12	1,005.69		106,106.88		149,431.33	3,467.08

Cost of Revenues:

Global IT Services and Products
IT Services			13,648.43		18,221.13	422.76		46,986.12		66,817.77	1,550.30
BPO Services			1,544.82		1,652.29	38.34		5,809.54		6,172.97	143.22
India and AsiaPac IT Services and Products
Services			1,034.48		1,380.96	32.04		3,548.82		4,611.64	107.00
Products			3,233.50		4,710.00	109.28		9,285.87		13,943.47	323.51
Consumer Care and Lighting			932.98		1,346.51	31.24		3,556.43		4,905.14	113.81
Others			665.16		2,506.39	58.15		2,459.94		5,749.25	133.39
Total			21,059.38		29,817.27	691.82		71,646.72		102,200.24	2,371.24
Gross Profit			9,482.12		13,527.85	313.87		34,460.16		47,231.09	1,095.85

Operating Expenses:
Selling and marketing expenses			(1,812.24)		(2,784.17)	(64.60)		(6,764.36)		(9,172.92)	(212.83)
General and administrative expenses			(1,400.44)		(2,298.98)	(53.34)		(5,238.97)		(7,639.23)	(177.24)
Research and development expenses			(60.91)		(63.25)	(1.47)		(202.26)		(267.71)	(6.21)
Amortization of intangible assets			(28.33)		(37.63)	(0.87)		(63.95)		(269.23)	(6.25)
Foreign exchange gains / (losses), net			211.83		(8.52)	(0.20)		(288.50)		(235.69)	(5.47)
Others, net			24.37		(148.33)	(3.44)		70.15		221.48	5.14
Operating Income			6,416.39		8,186.97	189.95		21,972.26		29,867.79	692.99
Other income, net			401.84		983.41	22.82		1,275.87		2,666.84	61.88
Equity in earnings/(losses) of affiliates			54.98		39.15	0.91		287.97		317.88	7.38
Income before income taxes, minority interest and cumulative effect of change in accounting principle			6,873.21		9,209.53	213.68		23,536.10		32,852.51	762.24
Income taxes			(898.48)		(595.63)	(13.82)		(3,264.73)		(3,722.61)	(86.37)
Minority interest			—		0.00	0.00		(1.40)		0.00	0.00
Income before cumulative effect of change in accounting principle			5,974.73		8,613.90	199.86		20,269.97		29,129.90	675.87
Cumulative effect of change in accounting principle			—		—	—		—		39.09	0.91
Net income		Rs.	5,974.73	Rs.	8,613.90	$199.86	Rs.	20,269.97	Rs.	29,168.99	$676.77
Earnings per equity share
Basic
Income before cumulative effect of change in accounting principle			4.22		6.01	0.14		14.41		20.42	0.47
Cumulative effect of change in accounting principle			—		—	—		—		0.03	0.00
Net income			4.22		6.01	0.14		14.41		20.45	0.47
Diluted
Income before cumulative effect of change in accounting principle			4.16		5.94	0.14		14.24		20.17	0.47
Cumulative effect of change in accounting principle			—		—	—		—		0.03	0.00
Net income			4.16		5.94	0.14		14.24		20.20	0.47

Additional Information
Operating Income
IT Services			5,308.61		6,332.42	146.92		18,400.50		24,508.39	568.64
Acquistions			(17.62)		137.96	3.20		(2.05)		(108.92)	-2.53
BPO Services			365.53		659.75	15.31		1,011.00		2,128.44	49.38
Global IT Services and Products			5,656.52		7,130.13	165.43		19,409.45		26,527.91	615.50
India and AsiaPac IT Services and Products			436.81		727.31	16.87		1,404.48		2,039.13	47.31
Consumer Care and Lighting			211.46		328.23	7.62		798.13		1,069.41	24.81
Others			112.33		117.35	2.72		487.48		432.90	10.04
Reconciling Items			(0.74)		(116.05)	(2.69)		(127.28)		(201.56)	(4.68)
Total			6,416.38		8,186.97	189.95		21,972.26		29,867.79	692.99